A B 3/10

UNI[...]
SECURITIES AND E[...]
Washington, D.C. 20549

08029441

SEC Mail Processing Section
MAR 03 2008
Washington, DC
103

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bovaro Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 North Charles Street
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Valis, 410-347-0817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey and Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Rd (Address) Sparks (City) Maryland (State) 21152 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Joseph W. Vanis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bovard Partners LLC., as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. MANDRAS NOTARY PUBLIC BALTIMORE CO., MD.

Susan E Mandras 2/28/08
Notary Public
My Commission Expires 8/1/2009

Signature

Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOVARO PARTNERS, LLC

Financial Statements
Together with Independent Auditors' Report

For the Years Ended December 31, 2007 and 2006

BOVARO PARTNERS, LLC

Table of Contents
December 31, 2007 and 2006

SC&H
STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Members of
BOVARO Partners, LLC:

We have audited the accompanying balance sheets of BOVARO Partners, LLC (a Delaware limited liability company) as of December 31, 2007 and 2006, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOVARO Partners, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

February 21, 2008

BOVARO PARTNERS, LLC

Balance Sheets

As of December 31,	*2007*	*2006*
Assets		
Current Assets		
Cash and cash equivalents	$ 207,767	$ 241,869
Accounts receivable, net	408,133	376,035
Prepaid expenses	2,161	5,794
Total Current Assets	618,061	623,698
Property and Equipment, net	3,244	6,947
Other Assets		
Due from members	35,040	103,901
Investments	521,634	521,634
Security deposits	2,800	2,800
Goodwill	24,362	24,362
Total Other Assets	583,836	652,697
Total Assets	$ 1,205,141	$ 1,283,342
Liabilities and Members' Capital		
Current Liabilities		
Accounts payable and accrued expenses	$ 17,924	$ 5,369
Total Current Liabilities	17,924	5,369
Commitments (Note 7)		
Members' Capital	1,187,217	1,277,973
Total Liabilities and Members' Capital	$ 1,205,141	$ 1,283,342

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Operations

For the Years Ended December 31,	*2007*	*2006*
Revenues		
Success fees	$ 1,585,432	$ 520,825
Retainers	175,000	623,500
Advisory fees	50,000	-
Interest income	31,090	25,629
Other fees	38,566	96,803
Total Revenues	1,880,088	1,266,757
Expenses		
Guaranteed payments, compensation and benefits	1,097,429	522,788
Bad debts	101,610	238,332
Professional fees	65,311	59,543
Rent	40,821	63,311
Office	33,912	40,266
Other	24,367	62,756
Utilities	16,049	22,755
Travel and entertainment	6,128	19,472
Advertising	4,625	6,857
Depreciation and amortization	3,703	6,317
Interest	-	4,928
Total Expenses	1,393,955	1,047,325
Operating Income	486,133	219,432
Other Income and Expense		
Other income	35,000	-
Cancellation of accrued interest on capital subscription	(61,299)	-
Total Other Income and Expense	(26,299)	-
Net Income	$ 459,834	$ 219,432

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Changes in Members' Capital
For the Years Ended December 31, 2007 and 2006

	Class A	Class B	Class C	Total
Members' Capital, December 31, 2005	$ 832,311	$ 182,461	$ 125,000	$ 1,139,772
Capital contributions	15	-	-	15
Redemption of membership interest	-	-	(62,500)	(62,500)
Capital withdrawals	(11,874)	(6,872)	-	(18,746)
Net income	201,641	17,791	-	219,432
Members' Capital, December 31, 2006	1,022,093	193,380	62,500	1,277,973
Cancellation of capital subscription receivable	216,843	-	-	216,843
Redemption of membership interest	(336,608)	-	(62,500)	(399,108)
Capital withdrawals	(324,907)	(43,418)	-	(368,325)
Net income	416,560	43,274	-	459,834
Members' Capital, December 31, 2007	$ 993,981	$ 193,236	$ -	$ 1,187,217

The accompanying notes are an integral part of these financial statements.

BOVARO PARTNERS, LLC

Statements of Cash Flows

For the Years Ended December 31,		*2007*		*2006*
Cash Flows from Operating Activities				
Net income	$	459,834	$	219,432
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		3,703		6,317
Provision for bad debts		101,610		238,332
Changes in operating assets and liabilities:				
Accounts receivable		(133,708)		(120,139)
Prepaid expenses		3,633		271
Due from members		68,861		(28,801)
Accounts payable and accrued expenses		12,555		(13,860)
Net Cash Provided by Operating Activities		516,488		301,552
Cash Flows from Investing Activities				
Purchases of property and equipment		-		(1,254)
Net Cash Used in Investing Activities		-		(1,254)
Cash Flows from Financing Activities				
Capital contributions		-		15
Redemption of membership interest and cancellation of capital subscription receivable, net		(182,265)		(62,500)
Capital withdrawals		(368,325)		(18,746)
Net Cash Used in Financing Activities		(550,590)		(81,231)
Net (Decrease) Increase in Cash and Cash Equivalents		(34,102)		219,067
Cash and Cash Equivalents, beginning of year		241,869		22,802
Cash and Cash Equivalents, end of year	$	207,767	$	241,869
Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for:				
Interest	$	-	$	4,928
Non Cash Activities:				
Receipt of warrants in exchange for services rendered (Note 1)	$	-	$	514,000
Cancellation of subscription receivable and related accrued interest	$	278,142	$	-

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BOVARO Partners, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2002 and became an approved broker-dealer in April 2002. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. ("NASD") and NYSE Group, Inc., and is registered to do business in fifteen states. The Company's operations consist primarily of engaging in financial advisory and private capital raising services. The Company will be dissolved upon the first of the following to occur: (1) the decision of the Board of Directors, or (2) any event causing the dissolution of the Company in accordance with the Maryland Limited Liability Company Act or the Operating Agreement. The members of the Company do not have personal liability for debt obligations of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $100,000 maintained at any one financial institution. The Company regularly maintains cash balances with a single financial institution that exceeds $100,000. Management considers this to be a normal business risk.

Revenue Recognition

Retainer and advisory income includes fees earned for providing financial advisory services. Success fees arise from the successful completion of financial advisory and private capital raising engagements. The Company conducts its private capital raising services, in which it acts as an underwriter or agent, on a "best efforts basis."

All revenue is recognized once the Company has substantially performed the necessary services under the terms of the customer contract to give the Company the right to receive and retain payment. Revenues are recorded in accordance with the terms of the underlying agreements.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Non-monetary Transactions

In connection with revenue related to success fees, the Company may receive both cash and equity ownership in its customers as consideration for the services provided. For the non-monetary portion, the Company recognizes revenue on the transaction in accordance with its revenue recognition policy for success fees. The non-monetary transactions are valued at the fair value of the equity received at the date the Company completes the services necessary to earn the equity as stipulated in the customer contract. The Company recorded non-monetary success fees of $514,000 during the year ended December 31, 2006. The non-monetary fee of $514,000 was received in the form of warrants to acquire common stock of the customer. The non-monetary success fee is included in investments in the accompanying balance sheets as of December 31, 2007 and 2006.

Accounts Receivable

The Company extends credit to customers without requiring collateral. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectibility of accounts receivable. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. The Company determines accounts receivables to be delinquent when greater than 30 days past due. Accounts receivable are written off when it is determined that amounts are uncollectible. The allowance for doubtful accounts totaled $416,297 and $314,687 as of December 31, 2007 and 2006, respectively.

Property and Equipment

Property and equipment consists of office furniture and equipment and is stated at cost, less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which range between five and seven years.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2007 and 2006, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

Comprehensive Income

The Company has adopted FASB Statement No. 130, *Reporting Comprehensive Income*. FASB No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. There are no items of comprehensive income that are not recognized in the accompanying statements of operations.

Due from Members

Due from members consist of nonresident taxes paid on behalf of the members and accumulated interest due on capital subscriptions.

Investment Securities

Investments for which no public market exists are valued at fair value as estimated in good faith by the Company. These investments are generally carried at cost until events subsequent to the date of investment indicate that cost is not the best measure of fair value. If such events have occurred, the value is determined taking into consideration the cost of the securities, developments concerning the investee, any provided financial statements and projections, and other factors deemed relevant by the Company. An investment may be valued at less than cost if the investee shows a significant fundamental deterioration in financial position or operating results. Due to the inherent uncertainty of valuation, the valuation of these investments may differ significantly from the values that would have been recorded had a ready market for the investments existed. These differences could be material.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Income Taxes

No provision for income taxes is required, since the Company is recognized as a partnership for Federal and state income tax purposes. Members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

Reclassifications

Certain amounts have been reclassified from the prior year to conform with current year presentation.

2. **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following as of December 31, :

	2007	2006
Office equipment	$ 27,124	$ 27,124
Furniture	21,339	21,339
	48,463	48,463
Less: Accumulated depreciation	(45,219)	(41,516)
Property and Equipment, net	$ 3,244	$ 6,947

3. **CAPITAL SUBSCRIPTIONS RECEIVABLE**

In August 2003, two new members purchased an interest in the partnership and contributed $150,000. In addition, the new members issued the Company two non-recourse promissory notes, which are subject to pledge agreements, for $800,000. These notes are recorded as a reduction of members' capital. These notes accrue interest on the outstanding principal amount at the prime rate, which is adjusted every 6 months. The effective prime rate at December 31, 2007 and 2006 was 7.25% and 8.25%, respectively.

In May 2007, one member redeemed a portion of his Class A – membership interest in exchange for $119,765, the cancellation of his capital subscription receivable balance of $216,843 and the related accrued interest of $61,299. As of December 31, 2007 and 2006, the unpaid balance of the notes totaled $125,000 and $341,843, respectively.

3. CAPITAL SUBSCRIPTIONS RECEIVABLE – cont'd.

During April 2004, one new member purchased one share of the Class C - member interest in the Company and contributed $62,500. In addition, the member issued a promissory note payable to the Company in the amount of $62,500. The note was due and paid in full on April 1, 2005 creating a total membership in interest of $125,000. The Company entered into a redemption agreement with the member during 2006 whereby the Company redeemed the Class C Member's interest in full, with 50% payment due in 2006 and the remaining 50% due upon discretion of the Company. The Company paid the first installment of $62,500 in August 2006 and the final installment of $62,500 in March 2007.

4. MEMBERSHIP CLASSES

The Company's membership includes three different membership classes – A, B, and C. All members' liability is limited to the amount of capital contributed.

Class A Membership

Class A memberships have the rights to participate in allocations of income and losses and to receive distributions. Also, Class A member interests have voting rights to elect four of the five board of directors.

Class B Membership

Class B memberships are a limited membership, which carry only the rights to participate in allocations of income and losses and to receive distributions.

Class C Membership

The Class C membership is a special class of member interests in the Company, consisting of four shares, carrying an acquisition price of $125,000 per share. Class C memberships have no right to participate in allocations of income and loss.

The Class C members, taken as a whole, have the right to elect 1 member to the board of directors. In addition, Class C members have to approve, with a simple majority, certain management decisions as prescribed in the operating agreement.

Class C membership has a cumulative guaranteed payment of 7% per annum, payable on April 1st of each year. In the event of Company liquidation, Class C member interests also have a liquidation preference of 125% of the members' original contribution, plus an amount equal to all accumulated and unpaid guaranteed payments. At any time after April 1, 2006, the Company may redeem the Class C member interests upon written notice at a redemption price of 125% of the members' original contribution.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2007 and 2006, the Company's net capital was $189,843 and $236,500.

As of December 31, 2007 and 2006, the Company exceeded the minimum net capital requirement of $5,000 by $184,843 and $231,500, respectively. The ratio of aggregated indebtedness to net capital as of December 31, 2007 and 2006 was 0.09 to 1 and 0.02 to 1, respectively.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. COMMITMENTS

The Company is obligated under two leases for office facilities in Maryland and New Jersey. The New Jersey lease expires during 2008 and the Maryland lease is currently month-to-month. Future minimum rental payments in 2008 under the New Jersey lease total $3,975.

Rent expense for the year ended December 31, 2007 and 2006 totaled $40,821 and $63,311, respectively.

8. CUSTOMER CONCENTRATION

During 2007, one customer accounted for 86% of total revenues. During 2006, four customers accounted for 97% of total revenues. Three customers accounted for 58%, 20% and 16% and of accounts receivable at December 31, 2007. Two customers accounted for 72% and 25% of accounts receivable at December 31, 2006.

9. RELATED PARTIES

Certain members of the Company are employed or hold minority investments in clients. Total revenues from such related parties totaled approximately $90,000 and $599,000 for the years ended December 31, 2007 and 2006, respectively. Total receivables from related parties totaled approximately $397,000 and $389,000 for the years ended December 31, 2007 and 2006, respectively.

10. PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan (the Plan), which covers all eligible employees. The Company may contribute funds to the Plan from year to year in the form of a profit sharing contribution. Any such contribution will be solely at the discretion of the Company's Board of Directors. Contributions for the year ended December 31, 2007 totaled $101,394.

SC&H
STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Members of BOVARO
Partners, LLC:

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

February 21, 2008

BOVARO PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

As of December 31,	*2007*	*2006*
Net Capital:		
Members' Capital	$ 1,187,217	$ 1,277,973
Deductions and/or Charges:		
a. Non-allowable assets -		
Accounts receivable, net	408,133	376,035
Prepaid expenses	2,161	5,794
Property and equipment, net	3,244	6,947
Security deposits	2,800	2,800
Goodwill	24,362	24,362
Due from members	35,040	103,901
Investments	521,634	521,634
Net Capital	$ 189,843	$ 236,500
Computation of Aggregate Indebtedness:		
Items included in the statements of financial condition:		
Accounts payable and accrued expenses	$ 17,924	$ 5,369
Total Aggregate Indebtedness	$ 17,924	$ 5,369
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$ 5,000	$ 5,000
Surplus of net capital	184,843	231,500
Ratio: Aggregate Indebtedness to Net Capital	0.09	0.02
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2007 and 2006)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$ 200,242	$ 245,969
Other adjustments	10,399	(9,469)
Net Capital Per Above	$ 189,843	$ 236,500

See independent auditors' report on supplementary information.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

BOVARO PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2007

SCHEDULE II

As of December 31, 2007, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2007, BOVARO Partners, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H
STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**BOVARO PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2007**

SCHEDULE III

As of December 31, 2007, BOVARO Partners, LLC, has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2007, BOVARO Partners, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2007

To the Members of
BOVARO Partners, LLC:

In planning and performing our audit of the financial statements of BOVARO Partners, LLC (the "Company"), for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A Member of SC&H Group, LLC
Phone: (410) 403-1500 ◆ Toll Free: (800) 832-3008 ◆ Fax: (410) 403-1570 ◆ Web: www.SCandH.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 21, 2008

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